

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

Paul Mueller
Chief Executive Officer
HNO International, Inc.
41558 Eastman Drive
Suite B
Murrieta, CA 92562

> **Re: HNO International, Inc.**
> **Offering Statement on Form 1-A**
> **Filed March 22, 2023**
> **File No. 024-12194**

Dear Paul Mueller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed March 22, 2023

General

1.   We note that prior to filing this offering statement, the Company published interim financial statements for the three months ended January 31, 2023. Please advise as to what consideration the Company has given to updating the Form 1-A to include these interim financial statements and other relevant information. Consider Rule 252(a) of Regulation A and footnote 17 and the accompanying text in Securities Act Release No. 33-10591 for additional guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Mitchell Austin, Acting Legal Branch Chief, at (202) 551-3574 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Matthew McMurdo, Esq.